OMB APPROVAL
UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB NUMBER: 3235-0145 Expires: December 31, 2005 Estimated average burden hours per response. . . 11

SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. 1 )*
Coast Casinos, Inc.
(Name of Issuer)
Common Stock. par value $.01
(Title of Class of Securities)
None
(CUSIP Number)
Karen E. Bertero Gibson, Dunn & Crutcher LLP 333 S. Grand Ave., Suite 4700 Los Angeles, California 90071
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 22, 1999
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [_].

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 4 pages

Cusip No. None	13D	Page 2 of 4 Pages

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only). Michael J. Gaughan

2.	Check the Appropriate Box If a Member of Group (See Instructions) N/A	(a) [_] (b) [_]

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) N/A	[_]

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 453,928.97 shares of Common Stock

	8.	Shared Voting Power None

	9.	Sole Dispositive Power 453,928.97 shares of Common Stock

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 453,928.97 shares of Common Stock

12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[_]

13.	Percent of Class Represented by Amount in Row (11) 31.06%

14.	Type of Reporting Person (See Instructions) IN

Page 2 of 4 pages

Item 1.	Security and Issuer

This Amendment No. 1 to Schedule 13D (the “Amendment”) amends a prior statement on Schedule 13D (the “Original Filing”) filed with the Securities and Exchange Commission on February 12, 1996. This Amendment relates to shares of common stock, $.01 per share (the “Common Stock”) of Coast Casinos, Inc., a Nevada corporation (the “Company”), whose principal executive offices are located at 4500 West Tropicana Avenue, Las Vegas, Nevada 89103.

Item 2.	Identity and Background

(a)	Michael J. Gaughan;

(b)	4500 West Tropicana Avenue, Las Vegas, Nevada 89103;

(c)	Chairman of the Board and Chief Executive Officer of the Company and Coast Hotels and Casinos, Inc., a wholly-owed subsidiary of the Company;

(d)	Mr. Gaughan has not been convicted in a criminal proceeding (excluding possible traffic violations and similar misdemeanors) during the last five years;

(e)

During the last five years, Mr. Gaughan has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and

(f)	United States.

Item 3.	Source and Amount of Funds or Other Consideration

Mr. Gaughan purchased 16,967.94 shares of Common Stock from January 16, 1996 to the date hereof, in ten separate transactions, for a per share price of $100.00, using his personal funds. During that period, he also gifted a total of 4,000 shares of Common Stock to his children.

Item 4.	Purpose of Transaction

Mr. Gaughan purchased 16,967.94 shares of Common Stock during the period between January 16, 1996 and the date hereof from certain stockholders of the Company. During that period, he also gifted a total of 4,000 shares of Common Stock to his children. The net increase in Mr. Gaughan’s stock ownership, together with a reduction in the number of issued and outstanding Common Stock due to repurchases by the Company of Common Stock pursuant to a stock repurchase program, has resulted in an increase in the percentage of issued and outstanding Common Stock owned by Mr. Gaughan to 31.06%.

As of the date hereof, Mr. Gaughan does not have any plans or proposals which relate to, or would result in, (i) the acquisition or disposition of shares of Common Stock, (ii) any extraordinary corporate action by the Company such as a merger, reorganization or liquidation, (iii) a sale or transfer of a material amount of the assets of the Company, (iv) any change in the board of directors of the Company, (v) any other material change to the Company’s business or corporate structure, (vi) changes to the Company’s charter documents to impede the acquisition of control by any person, (vii) or any similar action. Mr. Gaughan may have such plans or proposals in the future.

Page 3 of 4 pages

Item 5.	Interest in Securities of the Issuer

(a)     Mr. Gaughan owns an aggregate of 453,928.97 shares of Common Stock. Such amount is 31.06% of the issued and outstanding Common Stock.

(b)     Mr. Gaughan has sole voting and disposition power over all such shares.

(c)-(e)     Not applicable.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.	Material to Be Filed as Exhibits

Not applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.
March ___, 2003
/s/ Michael J. Gaughan
Michael J. Gaughan

Page 4 of 4 pages